

13030918

SAND ... ..ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51781

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EVERTRADE DIRECT BROKERAGE, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8300 Eager Road, Suite 700
(No. and Street)

St. Louis	MO	63144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Conover (904) 623-7169
(Area Code–Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1 Independent Drive, Suite 2801	Jacksonville	FL	32202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 20 2013
REGISTRATIONS BRANCH
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


EverTrade
DIRECT BROKERAGE
MEMBER FINRA/SIPC


MAR 20 2013

March 12, 2013

Securities and Exchange Commission
Attn: Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC. 20549

Dear Madam or Sir:

Pursuant to our annual audit and financial report, enclosed is a revised Facing Page for your records. Please add this to the financial report we previously submitted.

We apologize for the inconvenience.

Please contact me with any questions.

Regards,

Joanne Q. Heinrich
Chief Financial Officer
904-623-6651
Joanne.Heinrich@EverBank.com